UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October, 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing  Pearson to Increase Stake in Maskew Miller Longman

23 October 2008

PEARSON TO INCREASE STAKE IN MASKEW MILLER LONGMAN
:
Steps up investment in education in
Africa

Pearson, the international education and media company, today announces that it has agreed to increase its stake in Maskew Miller Longman (MML), and to bring together its education companies in the region into a new organisation, Pearson Southern Africa.

MML is one of South Africa's leading educational publishers and is currently 50% owned by Pearson and 50% owned by Caxton and CTP Publishers and Printers Ltd. MML serves the school, higher education, professional and adult education markets in South Africa and 10 countries in southern, central and east Africa. MML publishes across the school curriculum and in over 50 languages. Maskew Miller was founded in 1893 in
Cape Town
 and merged with Pearson's Longman South
Africa
 to form MML in 1983.

Under the terms of the agreement, which is subject to regulatory approval, Pearson would increase its stake in MML to 85%. In return, Caxton would receive a consideration of £45.5 million in cash and a 15% stake in the newly-created Pearson Southern Africa.

Pearson Southern Africa would consist of
Maskew Miller Longman, Heinemann South
Africa
 and
Heinemann Botswana
, publishers for the school, higher education and vocational markets, and the South African operations of
Edexcel
, Pearson's international academic and vocational assessment and qualifications company.

South Africa
 recently completed a major school curriculum reform and is now focused on ensuring that these reforms lead to higher levels of educational achievement across all sectors of the community, especially in literacy and numeracy. The country is also reforming the further education and training sector, with the aim of improving work-related skills and increasing participation in higher education.

Across
Southern Africa
, there is rapid growth in participation in all levels of education. The UN's Millennium Development Goals, agreed in 2000, include a commitment to free and universal primary education by 2015. According to the Commission for Africa, the proportion of children in primary school in sub-Saharan Africa increased by 48% between 1990 and 2001, in turn increasing demand for secondary and vocational education, but there are still 40 million primary-age children who are out of school.
UNESCO estimates that the region will need 1.6 million new teachers - an increase of more than two-thirds - to meet the commitment to universal primary education.

Pearson is the world's leading education publishing and services company, with significant expertise and resources in educational content, technology, assessment and related services. Pearson believes that this combination of its education companies in southern
Africa
 would significantly enhance its ability to support educators, teachers and students throughout the region. Pearson intends to increase its investment in the region, building new services in critical areas of educational need including teacher development, student assessment and professional and vocational learning.

Fathima Dada, the current executive chairman of Maskew Miller Longman, would be the chief executive of Pearson Southern Africa.

In recent years both MML and Heinemann have made good progress in implementing a range of BEE (Black Economic Empowerment) initiatives relating to management, employment equity, skills development, procurement, enterprise and socio-economic development. Pearson will build on this progress and plans to engage with a BEE equity partner focusing on deepening links with the world of education.

"Effective education will be central to
South Africa
's continued economic and social progress, and we are committed to playing our part,"
said John Fallon, chief executive officer of International Education at Pearson.

"This is the latest in a series of investments we are making to create
Africa
's leading education enterprise, developing the very best local talent and expertise and applying Pearson's worldwide resources. It will enable us to do much more to help people across
Africa
 to make progress in their lives through education.
Over the last 25 years our partnership with Caxton has proved very successful; we are pleased that they will continue to be involved in the future growth of this newly expanded organisation."

Pearson is also the owner of Penguin books, which has been publishing South African authors since 1989; the
Financial Times
 newspaper, printed in South Africa since 2002; and 50% of BDFM, publishers of Business Day, the Financial Mail and Summit Television. Pearson is a leading education company across Africa, and in August announced the acquisition of an additional 22% stake in Longman
Nigeria
, taking its ownership to a controlling 51% stake, subject to regulatory approval.

ENDS

For more information:
In
London
:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith

+44(0)20 7010 2310
In
Johannesburg
:
Daniel Thole, Rob Pinker and
 Marina Bidoli, Brunswick Group

+27 11 502 7300

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  23 October, 2008

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary